Mail Stop 3561									July 19,
2005

Via U.S. Mail and Fax 525-728-4875

Pedro Beltran Nasr
Chief Financial Officer
GRUPO RADIO CENTRO, S.A. DE C.V.
Constituyentes 1154 - 7 Piso
Col Lomas Altas, C.P. 11950
Mexico, D.F., Mexico

Re:	GRUPO RADIO CENTRO, S.A. DE C.V.
	Form 20-F for the year ended December 31, 2004
      Filed June 29, 2005

	File No. 1-12090

Dear Mr. Beltran

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 20-F for the year ended December 31, 2004

Item 15. Controls and Procedures, page 64

1. We note that you use a definition of disclosure controls and procedures that differs from the one provided in Rule 13a-15(e) of the Exchange Act. Please revise to disclose that your disclosure controls and procedures are effective in ensuring that (i) information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms, and (ii) information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
See Rule 13a-15(e) of the Exchange Act. Alternatively, if true, you may simply state that your disclosure controls and procedures are effective.



Note 14. Notes Payable, page F-24

2. Addressing the relevant accounting literature, tell us why you believe that you are not required under US GAAP to classify the full amount of the outstanding loan balance with Scotiabank Inverlat as a current liability in your balance sheet.



Goodwill, page F-41

3. Addressing paragraph 30 of SFAS 142, describe for us how you determine your reporting unit for purposes of testing goodwill for impairment. Revise your disclosure to indicate that under US GAAP goodwill is tested at the reporting unit level. In addition, addressing paragraphs 34 and 35 of SFAS 142, tell us in detail how you assigned goodwill to your reporting unit.






Notes to the Consolidated Financial Statements

General

4. It appears to us that you have not provided a discussion of segment information. In this regard, we note your disclosure on page
15 that your programming strategy is to tailor the format of each of your stations to attract targeted demographic segments of the radio audience sought by advertisers. Please provide a discussion of how management monitors the financial results and operation of the business segments. For your guidance, refer to paragraph 10 of SFAS
131. In addition, since you are disclosing that you manage your radio stations as a portfolio, tell us if you aggregate your radio stations into one reportable segment. If you do, describe for us your analysis of how you determined that your operating segments meet the aggregation criteria of paragraph 17 of SFAS 131.




*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Al Rodriguez, Staff Accountant, at (202)
551-
3370 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.



							Sincerely,
							/s/ Carlos Pacho
							Larry Spirgel
							Assistant Director




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Pedro Beltran Nasr
GRUPO RADIO CENTRO, S.A. DE C.V.
July 25, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE